Exhibit 99.2

Ardagh Metal Packaging S.A. Declares Second Quarter Dividend

Ardagh Metal Packaging S.A. (NYSE: AMBP) announces that its board of directors has declared a second quarter cash dividend of $0.10 per ordinary share. This is payable on June 28, 2022 to shareholders of record on June 14, 2022.

AMP previously declared a first quarter dividend of $0.10 per ordinary share on April 26, 2022, which will also be paid on June 28, 2022 to shareholders of record on June 14, 2022 and will result in a combined payment of $0.20 per ordinary share on that date.

AMP intends to pay a regular quarterly dividend of $0.10 per ordinary share going forward, to be paid before the end of the relevant quarter. On a full year basis, a $0.40 dividend per ordinary share represents a cash dividend of approximately $240 million.

To view this release online and for more information about Ardagh Metal Packaging please visit: https://www.ardaghmetalpackaging.com/corporate/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (“AMP”) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas, with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

June 01, 2022

Contacts

Media: Pat Walsh: pwalsh@murraygroup.ie

Tel.: +1 646 776 5918 / +353 87 2269345

Investors: stephen.lyons@ardaghgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.